THIS AGREEMENT is dated for reference as of the 4th day of September, 2013

BETWEEN:

NUVA PHARMACEUTICALS INC., a company duly incorporated under the laws of the Province of British Columbia and having an and place of business at Ste. 615, 800 West Pender Street, Vancouver, British Columbia V6C 2J6

("Nuva")

OF THE FIRST PART

AND:

CANAGEN PHARMACEUTICALS INC., a company duly incorporated under the laws of the Province of British Columbia and having an office and place of business at Building 152, 11782 River Road, Richmond, British Columbia V6X 1Z7

("Canagen")

OF THE SECOND PART

WHEREAS:

A. Canagen has developed and owns a novel and proprietary iron supplement (the "Product") which is registered for sale in Canada as a health product in accordance with Health Canada's Natural Health Products Regulations;

B. Canagen also possesses proprietary know-how relating to the Product;

C. Nuva wishes to acquire, and Canagen wishes to sell, 100% of the rights to the Product, including all benefits, know-how and all rights to the concomitant global sales revenues to be derived from the commercial exploitation the Product; and

D. Canagen has represented that there is no additional research, formulation and clinical work to be done in order to commercialize and sell the Product.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT FOR GOOD AND VALUABLE CONSIDERATION (the receipt and sufficiency of which is hereby acknowledged) the parties agree as follows:

1. **Definitions:** As used in this Agreement, the following terms shall have the following meanings:

"Confidential Information" means any and all information or data relating to the Product which Canagen discloses to Nuva, its employees or representatives, or is conceived or reduced to practice by either party or by a third party conducting feasibility and evaluation studies respecting the Product, whether in writing, orally or by observation, including, without limitation, all scientific, clinical, technical, commercial, financial and business information and Know-How, and other information or data

considered confidential in nature. The Confidential Information shall also include all information concerning the business, products, marketing efforts, technology or finances of NUVA. Confidential Information shall not include information or any portion thereof which:

(a) is known to the receiving party at the time of disclosure and documented by written records made prior to the date of this Agreement;

(b) is subsequently disclosed to the receiving party without any obligations of confidence by an unaffiliated third person who has not obtained it directly or indirectly from the other party and who has the right to make such disclosure;

(c) becomes patented, published or otherwise part of the public domain;

(d) is independently developed by or for the receiving party by person(s) having no knowledge of or access to such information and without breach of any confidentiality obligation as evidenced by its written records; or

(e) is required to be disclosed by legal, regulatory, statutory or governmental process or authorities, provided in each case the party disclosing information promptly informs the other and uses its best efforts to limit the disclosure and to maintain confidentiality to the maximum extent possible and permits the other party to attempt by appropriate legal means to limit such disclosure.

"Effective Date" means the date of TSX Venture Exchange approval of this Agreement.

"Improvements" means all additions, developments, modifications, enhancements and adaptations (i) which directly relate to or are used in connection with the Product, or any formulations thereof or additional developments, modifications, enhancements, improvements and adaptations thereto, and (ii) which are conceived or reduced to practice.

"Know-How" means any proprietary technology, information, methods of use, processes, techniques, manufacturing technology or ideas or inventions owned, possessed or used by Canagen as of the Effective Date which is directly related to or used in connection with the Product, including all trade secrets and any other technical information relating to development, use or sale of the Product.

"Patents" means the patent applications and patents and any and all other patent applications and patents and amendments thereto, including foreign equivalents, and any and all substitutions, extensions, additions, reissues, re-examinations, renewals, divisions, continuations, continuations-in-part or supplementary protection certificates owned by or licensed to Canagen pertaining to the Product or any Improvements.

"Pharmaceutical Uses" means any therapeutic use of the Product for the management of a disease or condition of the human body.

"Process Technology" means any technology within the scope of the formulation, stabilization and manufacturing that are necessary or used for making, using or selling the Product, and any and all other Patent applications and Patents and amendments thereto, and any and all substitutions, extensions, additions, re issues, re-examinations, renewals, divisions, continuations, continuations-in-part or supplementary protection certificates relating to the Process Technology that are necessary or used for making, using or selling the Product.

"Product" means *'Ferroheme'*, a proprietary encapsulated iron supplement consisting of 150 mg of a hemoglobin iron protein complex, developed for preventing and treating iron deficient anemia, in infants, children and adults, which is registered for sale in Canada under Health Canada's Natural Health Products Regulations, with the issuance of Natural Product Number 80001571; including, without limitation, all Technology, Process Technology, Patents, Know-How, Improvements, Pharmaceutical Uses for the Product, Trademarks and approvals by Regulatory Authorities. The Product does not include the hemoglobin iron protein complex active pharmaceutical ingredient (API), which manufacturing technology and intellectual property is owned and shall continue to be owned by Canagen.

"Regulatory Approval" means all governmental approvals and authorizations necessary for the manufacture and commercial sale of the Product in a country of the Territory.

"Regulatory Authority" means Health Canada, the United States Food and Drug Administration (FDA) or any successor entity and its equivalent in the Territory, including, but not limited to, EMEA.

"Technology" means the proprietary knowledge, intellectual Know-How, formulation and manufacturing technology, packaging, packaging designs and artwork, trade name and Improvements pertaining to the Product.

"Territory" means the entire world.

"Trademark" means any trademark registered, owned and chosen for Product in any country of the Territory.

2. PRODUCT AND RIGHTS

Canagen hereby sells and assigns and transfers to Nuva 100% of the right, title and interest in the Product in the Territory, with the right to grant sublicenses, to fully and completely commercialize and sell and distribute the Product, including to: (i) research, develop, modify, improve, make or have made, the Product; (ii) conduct research and clinical trials, apply for and obtain Regulatory Approvals, all as may be required to manufacture and commercialize Product; and (iii) make, have made, register, trade-mark, use, import/export, market, offer to sell and sell, the Product, including promotion and marketing.

3. CONVEYANCE OF INFORMATION

Within ten (10) days following the Effective Date, Canagen shall convey to Nuva all of the information involving the Product, including but not limited to all information relating to Patents and Know-How.

4. EXCLUSIVITY

From the date of this Agreement, neither Canagen nor its Affiliates, shall directly, indirectly or through intermediaries, undertake any activities related to the Product in the Territory.

5. ASSISTANCE

From and after the Effective Date, Canagen will consult reasonably with Nuva to provide such assistance on an ongoing basis as might be required to its achieve the full commercial exploitation of the Product.

6. MANUFACTURING

Canagen agrees to exclusively manufacture and provide to Nuva the Product, or cause the Product to be manufactured and provided to Nuva, in sufficient quantities for sale and distribution by Nuva according to its management objectives, packaged and labeled as directed by Nuva from time to time. Canagen shall manufacture and deliver the Product to any destination required by Nuva on such terms as are contained in Schedule "A" hereto, as amended by the parties from time to time.

7. SUBLICENSING

From the Effective Date, Nuva shall have full and complete rights to sublicense any and all of its rights contained in this Agreement to any third party it so chooses, without requiring consent or approval from Canagen, so long as Canagen maintains its exclusive right to manufacture the Product for Nuva's sub licensees. All consideration received by Nuva as a result of each sublicense of its rights under this Agreement shall be for Nuva's account.

8. IMPROVEMENTS

All Improvements and all existing and new Patents which relate to the Product shall be deemed the property of Nuva. Nuva shall own all rights in and to any such Improvements for all uses whatsoever.

9. CONSIDERATION

Nuva shall pay to Canagen the sum of CDN$340,000 which shall be paid and satisfied by Nuva issuing an aggregate of 3,400,000 Common Shares (the "Shares") at a deemed price of $0.10 per Share. The Shares will be issued to or as directed by Canagen.

9.1 NO INSIDER POSITIONS

Canagen represents that it is not and shall not become the registered or beneficial owner of Shares representing 10% or more of the outstanding capital of Nuva by virtue of such Share issuances. Further, if Canagen directs the issuance of Shares to third parties (individually a "Third Party"), Canagen shall return to Nuva a verification letter, in the form attached hereto as Schedule "B", completed and executed by the Third Party, prior to such Share issuance.

10. REPORTABLE OCCURRENCES

Canagen agrees to notify and advise Nuva of any occurrence which is reported or reportable by it to the Regulatory Authorities relating in any way to the Product.

11. CONFIDENTIALITY AND NON-DISCLOSURE

Canagen shall not disclose to any third parties any Confidential Information shared with Nuva pursuant to this Agreement without Nuva's prior written consent. This obligation will continue for a period of seven (7) years after the Effective Date of this Agreement.

12. RESTRICTION

Canagen shall restrict dissemination of Confidential Information to those of its employees, contractors and agents who have an actual need to know and either have an existing legal obligation to protect the confidentiality of such Confidential Information or are placed under similar legally enforceable restrictions by Canagen.

13. EXCEPTIONS

Nothing contained in this Agreement shall be construed to restrict disclosure:

(a) for regulatory, stock exchange, tax or customs reasons;

(b) for audit purposes; or

(c) by court order or other governmental order or request.

14. INFRINGEMENTS

In the event that Canagen becomes aware of an actual or suspected infringement of any Patents or Product-related intellectual property by a third party, it shall immediately notify Nuva will full details and the parties shall promptly consult with one another with a view to collaborating on a course of action to be pursued.

15. INFRINGEMENT ACTION

If a third party infringes any Patent or Product-related intellectual property, Nuva shall have the right, but not the obligation, to institute and prosecute an action or proceeding to abate such infringement and to resolve such matter by settlement or otherwise. Nuva shall be responsible for all fees and expenses of any action or proceeding against infringers which Nuva initiates. Canagen shall cooperate fully at its expense by joining as a party plaintiff if reasonably requested to do so by Nuva or if required to do so by law to maintain such action or proceeding and by executing and making available such documents as Nuva may reasonably request. Canagen may be represented by counsel in any such legal proceedings at Canagen's own expense. All amounts of every kind and nature recovered from an action or proceeding of infringement brought by Nuva shall belong to Nuva.

16. PATENTS

Canagen does not possess any Patents pertaining to the Product and has not applied for any Patents anywhere in the Territory.

17. PROSECUTION AND MAINTENANCE

Nuva shall be solely responsible for the preparation, filing, prosecution and maintenance of the Patents, including oppositions and interferences. Canagen and Nuva shall consult and cooperate with each other with respect to the preparation and filing of any Patents hereunder.

18. TRADEMARKS

Under this Agreement Nuva has been assigned and has the full right to use any and all Trademarks in the Territory. Nuva may select any other Trademark or Trademarks for the Product in the Territory. All costs related to the selection and maintenance of the Trademark(s) shall be borne by Nuva. The Trademark(s) shall be owned by Nuva, and Canagen shall have no claims or rights in or to the Trademark(s).

19. IMPROVEMENTS

All Improvements shall be the sole and exclusive property of Nuva.

20. REPRESENTATIONS OF CANAGEN

Canagen represents and warrants to Nuva as follows:

(a) Canagen owns 100% of the Product, the Technology and the Process Technology, for all Pharmaceutical Uses whatsoever, and has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to sell 100% of the world-wide rights to the Product on the terms contained herein, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges and demands whatsoever;

(b) no person, firm or corporation has any agreement or option or a right capable of becoming an agreement respecting the Product, or any part thereof, or any right capable of becoming an agreement for the purchase or alienation from Canagen of any rights to the Product;

(c) there is no reasonable basis for and there are no actual or threatened actions, suits, judgments, investigations or proceedings outstanding or pending before any court or before or by a federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency involving the Product or anything related thereto;

(d) the performance of this Agreement will not give any person or company any right to terminate or cancel any agreement or any right enjoyed by Canagen respecting the Product, its manufacture or marketing, and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the Product or any intellectual protections respecting the same; and

(e) there are no orders affecting the Product or it manufacture or distribution of the Product and no such order or any actions, proceedings or investigations which may adversely affect the Product, Technology or the Process Technology, or which question the validity of any actions taken by Canagen respecting the Product, are pending or threatened.

21. MISCELLANEOUS.

21.1 If the performance by either party of any of its obligations under this Agreement shall be prevented by circumstances beyond its reasonable control which could not have been avoided by the exercise of reasonable diligence, then such party shall be excused from the performance of that obligation for the duration of the event The affected party shall promptly notify the other party in writing should such circumstances arise, give an

indication of the likely extent and duration thereof, and shall use commercially reasonable efforts to resume performance of its obligations as soon as practicable.

21.2 Any notice required to be given or made under this Agreement by one of the parties hereto to the other shall be in writing, by personal delivery, registered mail or overnight courier, addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and shall be effective upon the date of receipt.

If to Nuva: Nuva Pharmaceuticals Corp.
Ste. 615, 800 West Pender Street
Vancouver, B.C. V6C 2J6

If to CANAGEN: Canagen Pharmaceuticals Inc.
Building 152, 11782 River Road
Richmond, B.C. V6X 1Z7 Canada

21.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, Canada.

21.4 This Agreement and the schedules hereto contain the entire understanding of the parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, heretofore made are expressly merged in and made a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly agreed and executed by both parties hereto.

21.5 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.6 If any provision of this Agreement is deemed unenforceable, the remainder of the Agreement will not be affected and, if appropriate, the parties will attempt to replace the unenforceable provision with a new provision that, to the extent possible, reflects the parties' original intent. The captions and headings used in this Agreement are for reference only and are not to be construed in any way as terms or used to interpret the provisions of this Agreement.

21.7 Nuva may assign this Agreement or transfer its interest, in whole or part, thereof under this Agreement to any third party without the approval of Canagen.

21.8 The parties hereto shall attempt to settle any dispute arising out of or relating to this Agreement in an amicable way. Except for claims for injunctive or other equitable relief, which may be brought in any court of competent jurisdiction, any controversy, claim or right of termination for cause which may arise under, out of, in connection with, or relating to this Agreement, or any breach thereof, shall be settled according to

arbitration by International Arbitration Centre, Vancouver, Canada, whose decision shall be final and binding upon both parties.

21.9 It is understood that both parties hereto are independent contractors and engage in the operation of their own respective businesses and neither party hereto is to be considered the agent of the other party for any purpose whatsoever. Neither party has any authority to enter into any contract or assume any obligation for the other party or to make any warranty or representation on behalf of the other party. Each party shall be fully responsible for its own employees, servants and agents, and the employees, servants and agents of one party shall not be deemed to be employees, servants and agents of the other party for any purpose whatsoever.

21.10 Nuva shall have the right to issue press releases or other public announcements concerning the execution of this Agreement or the fact that Nuva has acquired the Product from Canagen.

21.11 The obligations of NUVA hereunder are subject to the approval of the TSX-Venture Exchange ("TSX-V Approval"). NUVA shall submit this Agreement for TSX-V Approval forthwith after its full execution and shall use its best efforts to obtain TSX-V Approval, provided this Agreement shall automatically terminate if TSX-V Approval has not been obtained by September 30, 2013, unless otherwise mutually extended in writing.

21.12 This Agreement may be signed in counterparts by facsimile or electronic transmission, which counterparts will be taken together and deemed to constitute one and the same original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

NUVA PHARMACEUTICALS INC.

Per: Jamie Lewin, CFO
Authorized Signatory

CANAGEN PHARMACEUTICALS INC.

CANAGEN PHARMACEUTICALS INC.

Per: ______________________
Authorized Signatory Sina Pirooz